Exhibit 99.101

Date: News Release: Ticker Symbols:	April 14, 2025 25-08 TSXV: MOON; OTCQB: BMOOF

BLUE MOON ANNOUNCES REINSTATEMENT OF QUOTATION ON THE OTCQB FOLLOWING

TRANSFORMATIONAL ACQUISITIONS

TORONTO, Ontario – April 14, 2025 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; OTCQB: BMOOF) is pleased to announce that its common shares will be quoted on the OTCQB Market exchange in the United States effective at the market open on Monday, April 14, 2025 under the symbol BMOOF. The Company's shares will continue to trade on the TSX Venture Exchange (“TSXV”) under the symbol MOON.

The quotation on the OTCQB was previously suspended while the Company’s shares were halted on the TSXV as part of its transformation acquisition of the Nussir copper-gold-silver project and the NSG copper-zinc-gold-silver project, both located in Norway. With the reinstatement of trading on the TSXV on March 14, 2025, the Company applied for reinstatement on the OTCQB in the United States. The OTCQB will provide existing shareholders with an additional trading platform to the TSXV and introduce the Company to a broader range of retail and institutional investors that a United States quotation provides. The Company’s 100% owned Blue Moon zinc-gold-silver-copper project is located in the United States.

About Blue Moon

Blue Moon is advancing 3 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway and the Blue Moon zinc-gold-silver-copper project in the United States. All 3 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc and copper are currently on the USGS and EU list of metals critical to the global economy and national security. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information

Blue Moon Metals Inc.

Christian Kargl-Simard

President, CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release includes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws. All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance. Forward-looking statements in this press release include, but are not limited to, statements regarding: the effective date of the reinstatement of the OTCQB quotation; the anticipated benefits of the reinstatement of the quotation on the OTCQB.

Date: News Release: Ticker Symbols:	April 14, 2025 25-08 TSXV: MOON; OTCQB: BMOOF

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change, including but not limited to: the benefits of quotation on the OTCQB. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management, and are subject to change after the date of this news release. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the transactions referred to herein. There can also be no assurance that the strategic benefits expected to result from the OTCQB reinstatement will be fully realized.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.